Exhibit 99.1

E-Home Household Services Holdings Limited Issues Letter to Shareholders

FUZHOU, China, November 3, 2021 /PRNewswire/ -- E-Home Household Service Holdings Limited (Nasdaq: EJH) (the "Company" or "E-Home"), a provider of integrated household services in China, today issued a letter to shareholders from its Chairman and CEO, Wenshan Xie, providing a corporate update and vision for the remainder of 2021.

Dear Shareholders:

Following our successful listing on the Nasdaq Capital Market, we have continued to focus on E-Home’s operational growth. Our long-term goals are to deliver the best services to our customers and long-term value to our shareholders and take steps to implement our strategic initiatives to upgrade our business for stronger competitive advantages in the fast-evolving household market. We are excited to share the remarkable progress that E-home has made recently. E-home entered into a few agreements of acquisitions to strengthen its current household services business and expand to the senior care market in the past few months. We are now targeted to position E-home as an integrated company focusing on home appliance services, household service, and senior care and smart community services. Additionally, we filed the annual report on Form 20-F for the fiscal year ended June 30, 2021 with the SEC on last Friday, October 29, 2021, which demonstrates our solid financial results in fiscal year 2021.

We recognize that the public markets have been difficult for microcap companies, especially China-based public companies, in this space for the past several months and remain committed to executing our business plan to maximize shareholder value moving forward. Our recent move in dissolving our variable interest entity (“VIE”) structure is another initiative that we believe could benefit our shareholders in the long term.

Recent Acquisitions

After our successful initial public offering closed in May 2021, we entered into several equity transfer agreements to acquire all or a majority of equity interests of certain companies, including 51% of Fuzhou Sijie Cleaning Service Co., Ltd., 33% of Fujian Happiness Yijia Family Service Co., Ltd. (67% of which was previously owned by us), 100% of Fujian Jin Ri Dao Jia Technology Co., Ltd., 55% of Fujian Zhi Xie Education Technology Development Co., Ltd., and 55% of Fuzhou Ju Shang Enterprise Management Consulting Co., Ltd. We also contracted to purchase all the assets of Danyang Situ Fengyi Farm with its owner. As of today, except for the acquisition of 33% of Fujian Happiness Yijia Family Service Co., Ltd., none of the foregoing acquisitions in 2021 have been closed.

On June 23, 2021, Fuzhou Fumao Health Science and Technology Co., Ltd. (“Fuzhou Fumao”), a 20% owned PRC subsidiary of ours, entered into an equity transfer agreement with Fuzhou Gulou Jiajiale Family Service Co. Ltd. (“Jiajiale”), pursuant to which Fuzhou Fumao agreed to acquire 100% of equity interests of Jiajiale in cash. As of today, such acquisition has not closed yet.

The above acquisitions, once completed, are expected to uniquely and immediately propel us to emerge as an integrated household and home care services provider, bringing forward “Internet + Household Service + Senior Care”. In addition to home appliance installation and maintenance, housekeeping, nanny and maternity matron services, we are also engaged in public cleaning services, and internet based senior care and health care services.

Outlook of Household Service Market in China and Our Approaches

According to Huajing Industry Research Institute, the size of the Chinese household service market in 2020 was 878.2 billion Yuan (approximately $137.2 billion) with a 25.91% increase compared to 2019. With the implementation of the recently announced three-child policy in China, we believe that the demands for household services, especially nanny and maternity matron services continue to rise. In addition, the post-80s and post-90s generations are becoming the main force of household service consumers who have a higher demand and believe household services are indispensable to their lives. The household service market is rapidly growing driven by multiple factors; however, the market is still highly fragmented and competitive in China.

We have been serving in the industry for nearly 10 years, and we believe our brand awareness and reputation for high-quality customer service differentiate us from our competitors. Meanwhile, we are active in acquiring our peers and competitors to increase our market presence and market share. We believe we are able to seize the enormous business opportunities from this dynamic and fast-growing household industry.

Outlook of Senior Care Market in China and Our Approaches

According to a research report issued by www.chinabaogao.com, in 2020, the estimated market scale of China's health and senior care industry reached approximately 7.7 trillion yuan (approximately $1.2 trillion). In addition, many local regions and governments in China announced policies in supporting the development of the health and senior industry during the 14th Five-Year Plan (2021-2025). The health and senior care market in China is untapped with huge potentials, and with the supports of the local government, we believe its growth will be compelling in the next few years.

Our vast experiences in providing home services and service personnel training could easily enable us to participate in the emerging health and senior care market. With the acquisition of the Danyang Situ Fengyi Farm, we could build a scenic senior care villa and communities to serve seniors with short-term and long-term care and certain recreational services. In addition to the senior care facilities, our in-house training schools will supply professional caregivers and nursing staff to ensure the quality of our senior care services. Going forward, we will closely monitor the health and senior care market opportunities for further development and potential acquisitions.

Dissolution of VIE structure

In October 2021, we decided not to pursue the value-added telecommunications business and accordingly to dissolve the Company’s VIE structure. We believe it will improve corporate governance and transparency for our shareholders. E-Home (Pingtan) Home Service Co., Ltd. and Bangchang Technology Co. Ltd., two former VIEs of the Company, are now our wholly owned indirect subsidiaries.

Highlights of Fiscal 2021 Financial Results

Our fiscal year 2021 revenue increased by 61.31% to a record $74.53 million which highlights continued strength in our businesses. In addition, our gross margin has been relatively stable, and we expect to maintain a high-profit margin in the coming future.

•	Revenues increased by 61.31% to $74.53 million for the fiscal year 2021, primarily due to the increase in revenues from our installation and maintenance, and housekeeping services.
•	Gross profit increased by 62.82% to $26.21 million while gross margin increased by 0.33 percentage points to 35.17% for the fiscal year 2021.
•	Operating income increased by 21.35% to $9.07 million for the fiscal year 2021.
•	Net income attributable to company shareholders increased by 13.44% to $6.41 million for the fiscal year 2021.
•	Earnings per share was $0.22 for the fiscal year 2021.

Installation and Maintenance Business:

Our revenue from installation and maintenance business services increased by 59.98% to $51.55 million for the fiscal year 2021. The increase was primarily due to the continued growing demand for installation and maintenance service after the corona-virus outbreak in China. Installation and maintenance services accounted for 69.17% of our total revenue for the fiscal year 2021.

Housekeeping Services Business:

Our revenue from housekeeping services increased by 43.47% to $16.79 million for the fiscal year 2021. The increase was primarily due to the significant increase in demand of housekeeping services after the corona-virus outbreak in China. Housekeeping services accounted for 22.53% of our total revenue for the fiscal year 2021.

Senior Care Services Business:

Our revenue from senior care services increased by 193.03% to $6.04 million for the fiscal year 2021. We had generated a limited amount of revenue from our senior care services as of June 30, 2021. We plan to further expand our business to include smart community services, as well as sales of smart home supplementary merchandise.

E-home is moving at a rapid pace, expanding service capabilities, and gaining a deep understanding of the evolving household and senior care service market. We are taking steps to increase our services offerings, capacities, and competitiveness through a multidimensional growth strategy and transforming to an integrated service provider focusing on “Internet + household service + senior care." Throughout the remainder of 2021, we will maintain a relentless focus on our business development. As such, we are confident that we will grasp the upside momentum of the prospering household services, home and senior care markets. We will continue to seek acquisition opportunities for greater growth, market share, market influence, and profitability.

Sincerely,

Wenshan Xie

Chairman and CEO

About E-Home Household Service Holdings Limited

E-Home Household Service Holdings Limited is a household service company based in Fuzhou, China. The Company, through its website and WeChat platform "e家快服", provides integrated household services, including appliance installation and maintenance, housekeeping services, and Internet based home and senior care. For more information, visit the Company's website at http://www.ej111.com/ir.html.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions are intended to identify such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to consider risk factors, including those described in the Company's filings with the SEC, that may affect the Company's future results. All forward-looking statements attributable to the Company and its subsidiaries or persons acting on their behalf are expressly qualified in their entirety by these risk factors.

For more information, please contact:

Sherry Zheng

Weitian Group LLC

Phone: 718-213-7386

Email: shunyu.zheng@weitian-ir.com

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